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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
12 REGISTRATIONS BRANCH

SECURI 13014224 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-47039~~ 8-51549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldstream Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One 100th Avenue NE, Suite 102
(No. and Street)

Bellevue (City) WA (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Fitzwilson (425) 283-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Kevin M. Fitzwilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldstream Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HILARY M. CLARK
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
OCTOBER 29, 2016

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [redacted] (c) Statement of Income (Loss).
- [redacted] (d) Statement of Changes in Financial Condition.
- [redacted] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [redacted] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [redacted] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [redacted] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [redacted] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [redacted] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [redacted] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [redacted] (l) An Oath or Affirmation.
- [redacted] (m) A copy of the SIPC Supplemental Report.
- [redacted] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [redacted] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly-owned subsidiary of Coldstream Holdings, Inc. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements and mutual funds to customers throughout the United States.

The Company receives placement fee revenue and fees for the referral of investors to limited partnerships and revenue is recognized based on the terms of the closing agreement of each transaction.

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740-10, Accounting for Income Taxes. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Partnership recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2012.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLDSTREAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	65,558
Due from related party (Note 3)		55,287
Other assets		14,271
	$	135,116

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	4,216
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par, 112 shares authorized, issued and outstanding		10,000
Additional paid-in capital		215,741
Deficit		(94,841)
Total shareholder's equity		130,900
	$	135,116

The accompanying notes are an integral part of this statement.

-3

Hogan, Kevin M.

From: Hogan, Kevin M.
Sent: Friday, July 27, 2012 12:59 PM
To: 'Jordan Loewer'
Cc: Lenyear, Valerie P.; Burks, Barbara
Subject: Deficient BD Application – COIT CAPITAL SECURITIES LLC

Re: Deficient BD Application – **COIT CAPITAL SECURITIES LLC**
SEC File No.: **8- 69122** CRD No.: **164959**

Dear Mr. Jordan Loewer,

The Form BD application submitted to the Financial Industry Regulatory Authority's ("FINRA") Central Registration Depository ("WEB CRD") system on July 13, 2012 has deficiencies and/or edit-notes which must be corrected. Please see the Organizational Deficiency Details in "Web CRD" for corrections.

Item 1.B. of the Form BD must be amended to reflect **IRS Empl. Ident. No.** The IRS number supplied is missing or invalid.

Please amend Schedule A, which asks for information about your direct owners and executive officers. **Schedule A request organizations formed as a Limited Liability Company ("LLC") to list (i) all Elected Managers, if managed by Elected Managers and (ii) Members.** Please amend Schedule A, title/status column, indicating the title(s) of the executive officers (individual) as "Managing Member" or Elected Manager" as applicable. Please bear in mind, we require full legal names; last, first, and middle. Please amend using Schedule C for direct owners.

IF YOU HAVE ANY QUESTIONS ABOUT ANY OF THE DEFICIENCIES LISTED OR IF FURTHER ASSISTANCE IS REQUIRED, CALL (301) 590-6500 TO SPEAK TO A BD SPECIALIST. (This is a courtesy letter from the SEC to help keep your records accurate and correct with the FINRA.)

If we can be of further assistance, contact the undersigned by e-mail at hogank@sec.gov or (202) 551- 6416.

Sincerely,

Kevin M. Hogan, SEC
The Registrations Branch
100 F Street, N.E.
Washington, DC 20549